
October 11, 2012

Via E-mail
Mr. Thomas E. Werner
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

      Re: Hospira, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 14, 2012
              Form 10-Q for the Quarterly Period Ended June 30, 2012
              Filed August 1, 2012
              Form 8-K Dated August 1, 2012
              Filed August 1, 2012
              File No. 001-31946

Dear Mr. Werner:

We have reviewed your September 13, 2012 response to our August 15, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Quality and Product Related Matters, page 21

1. We note your response to prior comment 5. Please do the following in your next quarterly report:

- disclose the average production capacity the Rocky Mount facility has operated at during the three and nine month periods ended September 30, 2012. This information is material to assessing the ongoing impact the FDA's Warning Letter and the impact of your remediation efforts to date on your operations; and

- summarize your remediation process and each issue you have encountered that is material to your business and/or results of operations. This disclosure appears to be necessary to provide your investors with information that is material to an understanding of this event and allow them to assess the potential current and future impact on your business and results of operations. Further, if the FDA deems your efforts to be insufficient or inadequate to resolve its concerns, you should disclose this fact in your future filings and describe the adjustments you intend to make to your efforts in order to improve them.

You may contact Scot Foley, Staff Attorney at (202) 551-3383 or Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant